UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                FORM 12b-25

                        SEC FILE NUMBER  033-97034

                       NOTIFICATION OF LATE FILING


                       CUSIP NUMBER    422913 103

         (Check One):  [X]  Form 10-K    [ ] form 20-F    [ ] Form 11-K
                              [ ] 9 form 10-Q   [ ]  Form N-SAR

                        For Period Ended:        June 30, 2000
                          {    } Transition Report on Form 10-K
                          {    } Transition Report on Form 20-F
                          {    } Transition Report on Form 11-K
                          {    } Transition Report on Form 10-Q
                          {    } Transition Report on Form N-SAR
       For the Transition Period Ended: ________________________


   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


   PART I - REGISTRANT INFORMATION



   Full Name of Registrant

                             Help At Home, Inc.

   Former Name if Applicable



   Address of Principal Executive Office (Street and Number)



                         223 West Jackson, Suite 500,
                            Chicago, Illinois 60606



   City, State and Zip Code


   PART II - RULES 12b-25(b) AND(c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

   PART III - NARRATIVE

   State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Attached

   PART IV - OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

              Joel Davis, Esq.         312               663-4244
                   (Name)           (Area Code)     (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           [X] Yes  [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
        subject report or portion thereof?    [ ] Yes  [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Help At Home, Inc.
                --------------------------------------------
                (Name of Registrant as Specified in Charter)

        has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

       Date:   September 29, 2000       By:  /s/ Joel Davis
                                             Joel Davis, C.O.O.


   PART III - NARRATIVE

        The filing of the Help At Home, Inc. (The "Company") annual report on Form 10-K for the fiscal year ended June 30, 2000 cannot be filed on or before September 29, 1999 for the following reasons:

 The Commencement of the Company's independent audit by Richard A. Eisner & Co. LLP was delayed due to a computer system conversion that took longer than expected. In the second quarter of fiscal year 2000 the Company began to convert its operating and billing functions to a new computer system. The final stage of this process was expected to be completed by June of 2000. However, due to unforeseen circumstances, the conversion process took longer than expected. During the process certain computer systems were taken down, which resulted in company personnel having limited access to information necessary for preparation of the audit. On or about September 8, 2000 it was decided to delay the final portion of the computer conversion until after the audit was completed.